November_, 2018

Cornerstone Advisors Inc.
225-108 th Avenue NE
Suite 400

Bellevue, WA 98004-5782

Re:	Amendment to the Sub-Advisory Agreement dated September 5, 2014 by and between Cornerstone Advisors Inc. (the "Adviser") and Numeric Investors LLC (the "Sub-Adviser"), as amended and restated from time to time (the "Sub-Advisory Agreement")

Ladies and Gentlemen:

By this letter agreement (this "Agreement"), the parties hereto wish to update and amend the Sub-Advisory Agreement effective as of November 13, 2018 (the "Effective Date").

In consideration of the mutual promises and agreements set forth herein, and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree that the Sub-Advisory Agreement shall be amended as follows:

1.    The following paragraph is hereby added as Section 21 of the Sub-Advisory Agreement:

Use of Associates. The Sub-Adviser shall not delegate any of its rights, duties or obligations under this Agreement with respect to its discretionary investment and advisory functions without the prior written consent of the Adviser. Notwithstanding anything in this Agreement to the contrary, however, the Sub-Adviser may, at its own discretion, perform any or all of its duties, rights, powers, functions and obligations with respect to activities other than discretionary investment and advisory functions hereunder through one or more of its affiliates and their respective directors, officers and employees (each, a "Man Associate") without the consent of the Adviser; provided that (i) the Sub- Adviser shall always remain responsible to the Adviser for the Sub-Adviser's obligations hereunder, (ii) the Sub-Adviser shall be responsible for, and liable to a Fund for any losses arising from, any acts or omissions of a Man Associate to the same extent Sub- Adviser would have been responsible or liable under this Agreement, (iii) the Sub- Adviser shall be responsible for ensuring that each Man Associate complies with the terms hereof and (iv) the Sub-Adviser shall compensate the Man Associates out of the fees it receives hereunder.

2.     All rights, obligations and liabilities in respect of the Sub-Advisory Agreement shall continue to exist save as, varied herein. In the event of any conflict or inconsistency between the provisions of this Agreement and the Sub-Advisory Agreement, the terms of this Agreement shall prevail.

3.     This Agreement may be executed in any number of counterparts, each of which shall constitute an original but which together shall constitute one instrument. All other terms of the Sub-Advisory Agreement are hereby ratified and confirmed.

4.     This Agreement shall be governed by, and construed in accordance with, the substantive laws of the Commonwealth of Massachusetts, without giving effect to its principles of conflicts oflaw.

[SIGNATURE PAGE FOLLOWS]

If the foregoing correctly sets forth our agreement, please sign and return this Agreement to us at which time it shall be and become our mutual binding agreement, enforceable in accordance with its terms.

Very truly yours,

NUMERIC INVESTORS LLC

By:	/s/ Solomon Kuckelman
Name: Solomon Kuckelman
Title: Secretary

Acknowledged and agreed as of the date hereof: CORNERSTONE ADVISORS INC.

CORNERSTONE ADVISORS INC.

By:	/s/ Jeff A. Huse
Name: Jeff A. Huse
Title: Vice President

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